Schedule I

Transactions in Securities of the Issuer During the Past Sixty Days

The Spruce House Partnership LLC

Transaction Date	Amount of Securities	Price Per Share ($)	Transaction Type
2/25/2026	25,000	$116.44	Open Market Purchase
2/27/2026	174,828	$119.08	Open Market Purchase
3/2/2026	69,039	$115.42	Open Market Purchase
3/3/2026	92,553	$114.27	Open Market Purchase
3/11/2026	194,200	$107.91	Open Market Purchase
3/12/2026	145,000	$109.41	Open Market Purchase
3/12/2026	148,247	$106.82	Open Market Purchase
3/27/2026	100,000	$99.33	Open Market Purchase
3/30/2026	169,421	$102.67	Open Market Purchase
3/31/2026	91,579	$104.98	Open Market Purchase